UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ASUR 4Q17 Passenger Traffic Increased 6.2% YoY

in Mexico and Declined 26.9% in San Juan, Puerto Rico and 13.0% in Colombia

Mexico City, February 22, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced results for the three- and twelve-month periods ended December 31, 2017.

4Q17 Highlights

•	Completed acquisition of Airplan, operator of six airports in Colombia, including the Medellín International Airport.

•	Passenger traffic in Mexico increased 6.2% YoY, reflecting increases of 6.3% and 6.2% in domestic and international traffic, respectively. Cancun Airport was the main traffic driver.

•	Traffic at Luis Muñoz Marín (LMM) Airport declined 26.9% YoY, 24.7% in domestic traffic and 41.5% in international traffic, impacted by Hurricane Maria, which hit Puerto Rico in September 2017.

•	Traffic in Colombia (Airplan) fell 13.0% YoY reflecting a decline of 16.6% in domestic traffic mainly impacted by a strike of local pilots at a major carrier, which more than offset an 11.7% increase in international traffic.

•	Consolidated commercial revenues per passenger reached Ps.95.4.

•	Consolidated EBITDA up 44.1% YoY, reaching Ps.1,937.7 million.

•	Closed the quarter with a cash position of Ps.4,461.0 million. Net Debt to LTM EBITDA stood at 1.74x, reflecting consolidation of Aerostar and Airplan.

•	Began operations at Terminal 4 at Cancun Airport.

Table 1: Financial & Operational Highlights [1]
	Fourth Quarter		% Chg
	2016	2017
Financial Highlights
Total Revenue	3,076,590	3,871,744	25.8
- Mexico	3,076,590	2,813,545	(8.5)
- San Juan	0	576,141	n/a
- Colombia	0	482,058	n/a
Commercial Revenues per PAX	96.4	95.4	(1.0)
- Mexico	96.4	103.7	7.6
- San Juan	0	130.0	n/a
- Colombia	0	35.3	n/a
EBITDA	1,344,371	1,937,770	44.1
Net Income	917,506	3,113,847	239.4
Majority Net Income	917,506	2,262,511	146.6
Earnings per Share (in pesos)	3.0584	7.5417	146.6
Earnings per ADS (in US$)	1.5554	3.8355	146.6
Capex	1,007,328	766,160	(23.9)
Cash & Cash Equivalents	3,497,635	4,461,044	27.5
Net Debt	963,142	12,910,354	1,240.4
Net Debt/ LTM EBITDA	0.18	1.74	887.6
Operational Highlights
Passenger Traffic
- Mexico	7,081,385	7,522,050	6.2
- San Juan	2,109,394	1,542,093	(26.9)
- Colombia	2,668,549	2,321,077	(13.0)

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and twelve-month periods ended December 31, 2017, and the equivalent three- and twelve-month periods ended December 31, 2016. On May 26, 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis, while until then, results were accounted for the equity method. Furthermore, starting October 19, 2017, ASUR began to consolidate results of Airplan in Colombia. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.6629 while Colombian peso figures are calculated at the exchange rate of COL$ 151.86 = Ps. 1.00 Mexican pesos. Definitions for EBITDA, Adjusted EBITDA margin, Majority Net Income can be found on page 15 of this report.

4Q17 Earnings Call

Date & Time: Friday, Febraury 23, 2018 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-800-289-0438 (US & Canada); 1-323-794-2423 (International & Mexico). Access Code: 6702343.

Replay: Friday, February 23, 2018 at 1:00 PM US ET, ending at 11:59 PM US ET on March 2, 2018. Dial-in number: 1-844-512-2921 (US & Canada) 1-412-312-6671 (International & Mexico); Access Code 6702343.

ASUR 4Q17 Page 1 of 25

Passenger Traffic

ASUR’s total passenger traffic in 4Q17 declined 4.0% YoY to 11.4 million passengers, as a 6.2% increase in Mexico, was more than offset by declines in traffic of 26.9% in Puerto Rico and 13.0% in Colombia.

The 6.2% YoY growth in passenger traffic in Mexico reflects increases of 6.3% and 6.2% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, reporting increases of 9.6% and 5.8% in domestic and international traffic, respectively with the majority of ASUR’s other Mexican airports also contributing to higher traffic.

Passenger traffic at LMM Airport was impacted by Hurricane Maria which hit Puerto Rico in September 2017. While in October 2017 LMM Airport returned to 70 daily average flights similarly to those reported in 2016, they registered a lower load factor in arrivals. As result, total passenger traffic at LMM Airport in 4Q17 declined 26.9% YoY, with reductions of 24.7% and 41.5% in domestic and international traffic.

Traffic also reflects the acquisition of Airplan’s six airports in Colombia. While international traffic rose 11.7% YoY in 4Q17, domestic traffic fell 16.6% mainly due to a local pilot strike at a major carrier that began in October 2017.

Tables with detailed passenger traffic information for each airport can be found on page 19 of this report.

Table 2: Passenger Traffic Summary
	Fourth Quarter		% Chg.	Twelve-Months		% Chg.
	2016	2017		2016	2017
Total Mexico	7,081,385	7,522,050	6.2	28,407,051	31,052,569	9.3
- Cancun	5,234,387	5,605,403	7.1	21,415,795	23,601,509	10.2
- 8 Other Airports	1,846,998	1,916,647	3.8	6,991,256	7,451,060	6.6
Domestic Traffic	3,452,086	3,668,922	6.3	12,957,652	14,310,728	10.4
- Cancun	1,796,241	1,968,462	9.6	6,844,158	7,808,368	14.1
- 8 Other Airports	1,655,845	1,700,460	2.7	6,113,494	6,502,360	6.4
International Traffic	3,629,299	3,853,128	6.2	15,449,399	16,741,841	8.4
- Cancun	3,438,146	3,636,941	5.8	14,571,637	15,793,141	8.4
- 8 Other Airports	191,153	216,187	13.1	877,762	948,700	8.1
Total San Juan, Puerto Rico (1)	2,109,394	1,542,093	(26.9)	9,032,627	8,407,404	(6.9)
Domestic Traffic	1,837,932	1,383,363	(24.7)	7,900,148	7,389,095	(6.5)
International Traffic	271,462	158,730	(41.5)	1,132,479	1,018,309	(10.1)
Total Colombia (2)	2,668,549	2,321,077	(13.0)	10,140,529	10,051,129	(0.9)
Domestic Traffic	2,333,277	1,946,733	(16.6)	8,793,417	8,660,472	(1.5)
International Traffic	335,272	374,344	11.7	1,347,112	1,390,657	3.2
Total Traffic	11,859,328	11,385,220	(4.0)	47,580,207	49,511,102	4.1
Domestic Traffic	7,623,295	6,999,018	(8.2)	29,651,217	30,360,295	2.4
International Traffic	4,236,033	4,386,202	3.5	17,928,990	19,150,807	6.8

1 On May 26, 2017, ASUR increased its ownership stake in LMM Airport from 50% to 60%. ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017. For comparison purposes, this table includes traffic figures for LMM Airport for 4Q16 and 4Q17 as well as 12M16 and 12M17.
[2] On October 19, 2017, ASUR began to conosolidate Airplan’s operations. For comparison purposes, this table includes traffic figures for Airplan from October 1 through December 31, 2016 and 2017, and accumulated traffic from January 1 through December 31, 2016 and 2017.

Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while LMM Airport includes transit passengers and general aviation.

ASUR 4Q17 Page 2 of 25

Review of Consolidated Results

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis. In addition, on October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia, and starting on that date, ASUR began to fully consolidate its operations on a line by line basis.

In accordance with IFRS 3 “Business Combinations”, in 4Q17, ASUR accounted for the result of the valuation of its investment in Aerostar based on its acquisition of an additional 10% ownership stake on May 26, 2017, resulting in ASUR holding a 60% interest in Aerostar. As a result, ASUR’s financial statements for 4Q17 reflect the following effects: i) in the Income Statement, a gain of Ps.7,029.2 million reported under the line item “Gain from Business Combinations”, partially offset by Ps.98.8 million in amortization of the concession , and Ps.2,811.7 million in recognition off the minority interest in Aerostar; and ii) in the Balance Sheet, the recognition of a net intangible asset for Ps.5,955.0 million, goodwill for Ps.5,606.3 million, deferred taxes for Ps.605.4 million, and a minority interest of Ps.4,425.5 million in Stockholders' Equity.

Additionally, ASUR carried out the deterioration test of the long-term assets in accordance with IAS 36, as a result of the effects of Hurricane Maria in Puerto Rico, and determined an impairment Ps.4,719.1 million, which impacted the depreciation and amortization line item in the Income Statement, and reduced goodwill by Ps.4,719.1 million in the Balance Sheet.

Table 3: Summary of Consolidated Results
	Fourth Quarter		% Chg	Twelve Months		% Chg
	2016	2017		2016	2017
Total Revenues	3,076,590	3,871,744	25.8	9,753,491	12,513,893	28.3
Aeronautical Services	1,139,120	1,896,499	66.5	4,532,194	6,484,219	43.1
Non-Aeronautical Services	773,946	1,151,103	48.7	3,104,343	4,261,383	37.3
- Commercial Revenues	687,251	1,053,170	53.2	2,772,544	3,877,530	39.9
Total Revenues Excluding Construction Revenues	1,913,066	3,047,602	59.3	7,636,537	10,745,602	40.7
Construction Revenues	1,163,524	824,142	(29.2)	2,116,954	1,768,291	(16.5)
Total Operating Costs & Expenses	1,872,222	7,296,191	289.7	4,820,892	11,037,060	128.9
Operating Profit	1,204,368	3,424,447	(384.3)	4,932,599	1,476,833	(70.1)
Operating Margin	39.1%	(88.4%)	n.m	50.6%	11.8%	(3877 bps)
Adjusted Operating Margin (1)	63.0%	(112.4%)	n.m	64.6%	13.7%	(5085 bps)
EBITDA	1,344,371	1,937,770	44.1	5,471,965	7,413,527	35.5
EBITDA Margin	43.7%	50.0%	635 bps	56.1%	59.2%	314 bps
Adjusted EBITDA Margin (2)	70.3%	63.6%	(669 bps)	71.7%	69.0%	(266 bps)
Net Income	917,506	3,113,847	239.4	3,629,262	6,750,165	86.0
Majority Net Income	917,506	2,262,511	146.6	3,629,262	5,834,484	60.8
Earnings per Share	3.0584	7.5417	146.6	12.0975	19.4483	60.8
Earnings per ADS in US$	1.5554	3.8355	146.6	6.1525	9.8909	60.8

Total Commercial Revenues per Passenger (3)	96.4	95.4	(1.0)	96.9	102.8	6.1
Commercial Revenues from Direct Operations per Passenger (4)	15.8	17.6	11.9	15.4	18.6	20.9
Commercial Revenues Excl. Direct Operations per Passenger	80.6	77.8	(3.5)	81.5	84.2	3.3

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico and Colombia and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico and Colombia and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Includes transit and general aviation passengers for Mexico, Puerto Rico and Colombia. [4] Represents ASUR’s operation of convenience stores in its airports.

ASUR 4Q17 Page 3 of 25

Consolidated Revenues

Consolidated Revenues for 4Q17 increased 25.8% YoY to Ps.3,871.7 million, mainly as a result of the following increases:

•	65.5% in revenues from aeronautical services to Ps.1,896.5 million, principaly due to the increase in revenues from aeronautical services in Mexico, along with the benefit of Ps.373.2 million in aeronautical revenues from Aerostar and Ps.225.7 million from Colombia in 4Q17; and
•	48.7% in revenues from non-aeronautical services to Ps.1,151.1 million, principally reflecting the 53.2% increase in commercial revenues. Non-aeronautical services revenues for 4Q17 include the contributions of Ps.202.9 million from Aerostar and Ps.69.1 million from Airplan in Colombia.

This was partially offset by a 29.2% decline in revenues from construction services in Mexico and Colombia as a result of lower capital expenditures and other investments in concessioned assets during the period.

Excluding revenues from construction services, which are deducted as costs under IRFS accounting standards, total revenues would have increased 59.3% YoY to Ps.3,047.6 million. Total revenues at Aerostar and Colombia for 4Q17 represented 18.9% and 9.7%, respectively of ASUR’s consolidated revenues excluding revenues from construction services.

Commercial Revenues in 4Q17 rose 53.2% YoY, principally due to the 6.0% increase in total passenger traffic in Mexico, along with the contribution of Ps.200.5 million and Ps.68.2 million in commercial revenues at LMM Airport and Colombia, respectively for 4Q17. Commercial revenues in Mexico rose 14.1%, mainly driven by increases in Duty Free, Food and Beverages, and Retail mainly reflecting the opening on Terminal 4 at Cancun Airport during 4Q17.

Commercial Revenues per Passenger declined to Ps.95.4 in 4Q17, from Ps.96.4 in 4Q16, with Mexico contributing with Ps.103.7, LMM Airport with Ps.130.0 and Colombia with Ps.35.3 revenues per passenger in 4Q17.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 4Q17 increased 289.7% YoY to Ps.7,296.2 million, mainly impacted by the recognition of a US$250.4 million impairment in long-term assets as a result of Hurricane Maria, in Puerto Rico. Excluding construction costs, operating costs and expenses rose 805.6% to Ps.6,417.7 million.

Cost of Services increased 119.3%, as 4Q17 includes expenses of Ps.293.3 million and Ps.128.0 million for Puerto Rico and Colombia, respectively, reflecting the consolidation of those operations. Higher maintenance expenses, as well as opening costs at Terminal 4 in Cancun airport, along with higher cost of sales from convenience stores directly operated by ASUR, increased energy, security and professional fees, also contributed to the increase in cost of services.

Construction Costs declined 24.5% YoY to Ps.878.5 million, mainly due to lower levels of capital improvements made to the concessioned assets during the period. Mexico contributed with Ps.636.8 million in construction costs during 4Q17 and Colombia Ps.241.6 million.

G&A Expenses, which reflect administrative expenses in Mexico, declined 9.5% YoY.

Consolidated Technical Assistance increased 17.8% YoY, mainly reflecting EBITDA growth in Mexico excluding extraordinary items, a factor in the calculation of the fee.

Concession fees rose 81.5%, mainly reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 4Q17 also include fees paid to Puerto Rico and Colombian authorities in the quarter.

Depreciation and Amortization increased 3,830.3%, principally due to the US$250.4 million impairment in long-term assets as a result of the impact of Hurricane Maria in Puerto Rico, as well as the recognition of Ps.98.8 million in amortization of the intangible asset resulting from the valuation of the investment in Aerostar, as well as the inclusion of depreciation in Colombia starting 4Q17, which amounted to Ps.55 million.

ASUR 4Q17 Page 4 of 25

Consolidated Operating Profit and EBITDA

In 4Q17 ASUR reported a Consolidated Operating Loss of Ps.3,424,4 million, and Operating Margin was negative 88.4%, mainly as a result of the US$250.4 million impairment in long-term assets as a result of the impact of Hurricane Maria in Puerto Rico, as well as the recognition of Ps.98.8 million in amortization of the intangible asset resulting from the valuation of the investment in Aerostar.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico and Colombia, is calculated as operating profit divided by total revenues less construction services revenues; and was negative 112.4% in 4Q17 compared with positive 63.0% in 4Q16.

EBITDA rose 44.1% to Ps.1,937.7 million in 4Q17, with Aerostar contributing with Ps.307.6 million in EBITDA, and Colombia with Ps.55.8 million, equivalent to 15.9% and 2.8% of consolidated EBITDA, respectively. Mexican operations reported a 17.1% YoY increase in EBITDA during the quarter. During 4Q17, ASUR recognized Ps.824.1 million in Construction Revenues, a year-on-year decline of 29.2%, due to lower capital expenditures and investments in concessioned assets. As a result, 4Q17 EBITDA Margin was 50.0% compared to 43.7% in 4Q16.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico and Colombia was 63.6% in 4Q17 compared to 70.3% in 4Q16.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg	Twelve -Months		% Chg
	2016	2017		2016	2017
Interest Income	55,576	81,834	47.2	184,569	245,787	33.2
Interest Expense	(33,075)	(299,947)	806.9	(126,186)	(618,831)	390.4
Foreign Exchange Gain (Loss), Net	(23,871)	90,686	n.m.	(103,852)	141,210	n.m.
Total	(1,370)	(127,427)	9,201.2	(45,469)	(231,834)	409.9

In 4Q17, ASUR reported a Ps.127.4 million Comprehensive Financing Loss, compared to a Ps.1.4 million loss in 4Q16. Interest expense rose by Ps.266.9 million during the period, reflecting mainly a higher debt balance resulting from the consolidation of Aerostar and Airplan. Aerostar’s interest expenses for 4Q17 amounted to Ps.130.5 million, while Airplan contributed Ps.33.1 million in interest expenses. Interest income increased by Ps.26.3 million, as a result of a higher cash balance and the increase in interest rates.

In 4Q17, ASUR reported a foreign exchange gain of Ps.90.7 million, resulting from 4.5% quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net asset position. This compared to a Ps.23.9 million foreign exchange loss in 4Q16 resulting from the 3.5% quarterly average Mexican peso depreciation during that period over a lower foreign currency net liability position.

Income Taxes

Income Taxes for 4Q17 rose by Ps.70.9 million year-over-year, principally due to the following factors:

•	A Ps.116.8 million increase in the provision for income taxes, mainly reflecting a higher taxable income base at Cancun Airport along with the consolidation of Airplan in Colombia starting this quarter; and

•	A Ps.45.9 million decline in deferred income taxes, largely reflecting the recognition of the effects of the 2.26% increase in inflation during 4Q17 on the fiscal tax balance. The consolidation of Airplan, starting October 19, 2017, resulted in the recognition of a benefit from deferred income tax of Ps.9.3 million offset by deferred income taxes of Ps.12.7 million from Puerto Rico, which is fully consolidated since June 1, 2017.

ASUR 4Q17 Page 5 of 25

Majority Net Income

Majority Net Income for 4Q17 increased by 146.6% to Ps.2,262.5 million, up from Ps.917.5 million in 4Q16. Earnings per common share for the quarter were Ps.7.5417 and earnings per ADS (EPADS) were US$3.8355 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.3.0584 and EPADS of US$1.5554 for the same period last year.

Consolidated Financial Position

On December 31, 2017, airport concessions represented 83.7% of the Company’s total assets, goodwill represented 5.4%, with current assets representing 10.0% and other assets representing 0.9%.

As of December 31, 2017, ASUR had cash and cash equivalents of Ps.4,461.0 million; a 27.5% increase from Ps.3,497.6 million at December 31, 2016. Aerostar contributed with Ps.436.8 million in cash and cash equivalents in 4Q17 and Airplan with Ps.42.3 million.

Stockholders’ equity at the close of 4Q17 was Ps.33,535.0 million and total liabilities were Ps.22,031.0 million, representing 60.4% and 39.6% of total assets, respectively. Deferred liabilities represented 12.5% of ASUR’s total liabilities.

Total Debt at year-end increased to Ps.17,371.4 million, from Ps.4,460.74 million in 4Q16, principally reflecting the consolidation of debt at Aerostar and Airplan as shown on Tables 5 and 6, as well as the Ps.4,000 million loan at Cancun Airport. A total of Ps.10,342.4 million of ASUR’s debt, or 59.5% of total debt, is denominated in U.S. dollars, Ps.4,008.9 million, or 23.1%, in Mexican Pesos, and Ps.3,020.1 million, or 17.4%, of the total is denominated in Colombian pesos.

The Net Debt to LTM EBITDA ratio stood at 2.3x at the end of 4Q17, while the Interest Coverage ratio was 9.8x as of December 31, 2017. This compares with Net Debt to LTM EBITDA and Interest Coverage Ratios of 0.8x and 39.1x as of December 31, 2016, respectively.

Table 5: Consolidated Debt Indicators
	December 31, 2016	September 30, 2017	December 31, 2017
Leverage
Total Debt/ LTM EBITDA (Times) [1]	0.8	2.2	2.3
Total Net Debt/ LTM EBITDA (Times) [2]	0.2	1.0	1.7
Interest Coverage Ratio [3]	39.1	8.8	9.8
Total Debt	4,460,777	14,712,448	17,371,398
Short-term Debt	58,336	4,053,751	173,471
Long-term Debt	4,402,440	10,658,697	17,197,927
Cash & Cash Equivalents	3,497,635	7,678,970	4,461,044
Total Net Debt [4]	963,142	7,033,478	12,910,354

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

ASUR 4Q17 Page 6 of 25

Table 6: Consolidated Debt Profile (US$ millions)
	Airport	Payment of principal	Currency	Interest Rate	Amortization Schedule
					2017	2018	2019	2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$Usd	Libor + 1.5250%	-	-	-	-	-	72.5	72.5
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$Usd	Libor + 1.4500%	-	-	-	-	-	72.5	72.5
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$PMx	Tiie + 1.25%	-	-	-	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	Tiie + 1.25%	-	-	-	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	5.2	5.8	5.2	5.3	17.1	162.9	201.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	5.7	5.1	5.2	5.3	18.3	153.8	193.4
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	-	3,750.0	9,000.0	12,000.0	44,250.0	81,000.0	150,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	-	2,550.0	6,120.0	8,160.0	30,090.0	55,080.0	102,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	-	2,250.0	5,400.0	7,200.0	26,550.0	48,600.0	90,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	-	925.0	2,220.0	2,960.0	10,915.0	19,980.0	37,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	-	925.0	2,220.0	2,960.0	10,915.0	19,980.0	37,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	-	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	-	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	-	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
1 Yr-Treasury	Colombia	Anual	$Pcol	IBR[2] + 2.6	-	5,000.0	-	-	-	-	5,000.0
1 Yr-Treasury	Colombia	Anual	$Pcol	IBR[2] + 2.6	-	14,984.0	-	-	-	-	14,984.0
[1] DTF is an average 90-day rate with which the credits in Colombia are subscribed
[2] IBR is a rate that banks offer for short-term bank loans

Capital Expenditures

During 4Q17, ASUR made capital investments for a total of Ps.766.2 million. Of this, Ps.464.9 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for the construction of Cancun’s Terminal 4, currently in operation. In addition, during 4Q17, Aerostar invested Ps.89.3 million at LMM Airport and Airplan made investments for a total of Ps.211.9 million in Colombia. Accumulated consolidated capex for FY17 amounted to Ps.1,471.4 million.

ASUR 4Q17 Page 7 of 25

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2016	2017		2016	2017
Total Passenger	7,131	7,562	6.0	28,622	31,227	9.1

Total Revenues	3,076,590	2,813,545	(8.5)	9,753,491	10,610,203	8.8
Aeronautical Services	1,139,120	1,297,568	13.9	4,532,194	5,319,484	17.4
Non-Aeronautical Services	773,946	879,129	13.6	3,104,343	3,709,722	19.5
- Commercial Revenues	687,251	784,434	14.1	2,772,544	3,331,642	20.2
Construction Revenues	1,163,524	636,847	(45.3)	2,116,954	1,580,997	(25.3)
Total Revenues Excluding Construction Revenues	1,913,066	2,176,697	13.8	7,636,537	9,029,206	18.2

Total Commercial Revenues	687,251	784,434	14.1	2,772,544	3,331,642	20.2
Commercial Revenues from Direct Operations	112,362	156,270	39.1	439,410	596,066	35.7
Commercial Revenues Excluding Direct Operations	574,889	628,164	9.3	2,333,134	2,735,576	17.2

Total Commercial Revenues per Passenger	96.4	103.7	7.6	96.9	106.7	10.1
Commercial Revenues from Direct Operations per Passenger [1]	15.8	20.7	31.2	15.4	19.1	24.4
Commercial Revenues Excl. Direct Operations per Passenger	80.6	83.1	3.1	81.5	87.6	7.5

Note: For purposes of this table, approximately 50.0 and 40.3 thousand transit and general aviation passengers are included in 4Q16 and 4Q17, respectively, while 214.9 and 174.1 thousand transit and general aviation passengers are included in FY16 and FY17.

1Represents ASUR’s operation of convenience stores in airports as well as advertising since September 2017.

Mexico Revenues

Mexico Revenues for 4Q17 declined 8.5% YoY to Ps.2,813.5 million, principally due to the 45.3% reduction in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

Excluding construction, revenues rose 13.8% YoY reflecting the following increases:

•	13.9% in revenues from aeronautical services, mainly due to the 6.2% increase in passenger traffic; and

•	13.6% in revenues from non-aeronautical services, principally reflecting the 14.1% growth in commercial revenues detailed below.

Commercial Revenues in the quarter rose 14.1% year-over-year, mainly reflecting the 6.0% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories as shown on table 8.

Commercial Revenues per Passenger, in turn, increased 7.6% to Ps.103.7 in 4Q17 from Ps.96.4 in 4Q16.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

As shown in table 9, during the last 12 months, ASUR opened 64 new commercial spaces at its new Terminal 4 at Cancun Airport and three commercial spaces at its other eight airports. More details of these openings can be found on pages 20 and 21 of this report.

ASUR 4Q17 Page 8 of 25

Table 8: Mexico Commercial Revenues			Table 9: Mexico Summary Retail and Other Commercial Space Opened since December 31,2016
Business Line (1)	YoY Chg.		Type of Commercial Space (1)	# of spaces opened
	4Q17	2017
Duty Free	27.1%	31.1%	Cancun	64
Food and Beverage Operations	8.6%	24.2%	Retail	27
Retail Operations	18.6%	17.2%	Car Rental	13
Car Rental Revenues	6.2%	14.3%	Ground Transportation	4
Advertasing Revenues	(4.3%)	6.8%	Food and Beverage Operations	16
Banking and Currency Exchange Services	(13.9%)	10.9%	Other Revenues	3
Ground Transportation	0.1%	8.5%	Duty Free	1
Teleservices	1.6%	16.6%	8 Others Airport	3
Parking Lot Fees	(6.5%)	(1.5%)	Bank and Foreign	1
Other Revenues	11.0%	20.3%	VIP Lounge	2
Total Commercial Revenues	14.1%	20.2%	Mexico	67
			1 Only includes new stores opened during the period and excludes remodelings or contract renewals.

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2016	2017		2016	2017
Cost of Services	365,310	379,830	4.0	1,336,386	1,525,521	14.2
Administrative	50,722	45,892	(9.5)	204,842	204,418	(0.2)
Technical Assistance	70,793	82,771	16.9	288,111	345,854	20.0
Concession Fees	86,241	97,833	13.4	344,939	406,734	17.9
Depreciation and Amortization	135,632	4,964,964	3,560.6	529,660	5,382,156	916.2
Operating Costs and Expenses Excluding Construction Costs	708,698	5,571,290	686.1	2,703,938	7,864,683	190.9
Construction Costs	1,163,524	636,847	(45.3)	2,116,954	1,580,997	(25.3)
Total Operating Costs & Expenses	1,872,222	6,208,137	231.6	4,820,892	9,445,680	95.9

Total Mexico Operating Costs and Expenses for 4Q17 increased 231.6% year-over-year. This includes construction costs, which fell 45.3%, reflecting lower levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 686.1% to Ps.5,571.3 million, impacted by the US$240.0 million impairment in long-term assets as a result of the impact of Hurricane Maria, in Puerto Rico, as well as the recognition of Ps.98.8 million in amortization of the intangible asset resulting from the valuation of the investment in Aerostar.

Cost of Services rose 4.0% mainly due to higher energy, security and maintenance expenses. Higher cost of sales from convenience stores directly operated by ASUR, including those opened at Terminal 4 at Cancun Airport, and professional fees in connection with several projects also contributed to the increase in cost of services. Administrative expenses declined by 9.5% YoY.

The 16.9% increase in Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession fees, which include fees paid to the Mexican government, rose 13.4%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 3,560.6% YoY, impacted by the US$240.0 million impairment in long-term assets as a result of the impact of Hurricane Maria, in Puerto Rico, as well as the recognition of Ps.98.8 million in amortization of the intangible asset resulting from the valuation of the investment in the subsidiary in Puerto Rico.

ASUR 4Q17 Page 9 of 25

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Fourth Quarter		%Chg	Twelve-Months		% Chg
	2016	2017		2016	2017
Interest Income	55,576	92,280	66.0	184,569	272,367	47.6
Interest Expense	(33,075)	(147,452)	345.8	(126,186)	(317,141)	151.3
Foreign Exchange Gain (Loss), Net	(23,871)	90,737	n.m.	(103,852)	141,261	n.m.
Total	(1,370)	35,565	n.m.	(45,469)	96,487	n.m.

In 4Q17, ASUR’s Mexico operations reported a Ps.35.6 million Comprehensive Financing Gain, compared to a Ps.1.4 million loss in 4Q16. This was mainly due to a foreign exchange gain in 4Q17 of Ps.90.7 million, reflecting a 4.5% quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net asset position. This compared to a Ps.23.9 million foreign exchange loss in 4Q16, resulting from the 3.2% quarterly average Mexican peso depreciation during that period and a lower foreign currency net liability position.

Interest income in Mexico increased by 66.0% YoY to Ps.92.3 million in 4Q17, reflecting a higher cash balance and interest rates, while interest expense rose by 345.8% to Ps.147.4 million during the period, reflecting the incurrence of Ps.4,000 million in Peso-denominated loans during the period.

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2016	2017		2016	2017
Total Revenue	3,076,590	2,813,545	(8.5)	9,753,491	10,610,203	8.8
Total Revenues Excluding Construction Revenues	1,913,066	2,176,697	13.8	7,636,537	9,029,206	18.2
Operating Profit	1,204,368	(3,394,592)	(381.9)	4,932,599	1,164,523	(76.4)
Operating Margin	39.1%	(120.7%)	n.m	50.6%	11.0%	(3960 bps)
Adjusted Operating Margin [1]	63.0%	(156.0%)	n.m	64.6%	12.9%	(5169 bps)
Net Income [3]	917,506	3,186,551	247.3	3,629,262	6,758,526	86.2
EBITDA	1,344,371	1,574,365	17.1	5,471,965	6,570,705	20.1
EBITDA Margin	43.7%	56.0%	1226 bps	56.1%	61.9%	583 bps
Adjusted EBITDA Margin [2]	70.3%	72.3%	206 bps	71.7%	72.8%	112 bps

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.

2 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues less construction services revenues.

3 Net Income for 4Q17 includes a loss of Ps.143.1 million from the participation in the results of subsidiaries Aerostar (PR) and Airplan (Colombia) recognized under the equity method. Net Income for FY17 includes a loss of Ps.46.5 million from the participation in results of subsidiaries Aerostar (PR) and Airplan (Colombia) recognized under the participation method. Accumulated net income also includes Ps.112.3 million in 2017 and Ps. 144.2 million in 2016 from the joint participation in the business with Aerostar.

In 4Q17 Mexico reported an Operating Loss of Ps.3,394.6 million, resulting in a negative 120.7% Operating Margin compared with positive 39.1% in 4Q16, mainly impacted by the impairment in long-term assets.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues less construction services revenues, was negative 156.0% in 4Q17.

EBITDA increased 17.1% to Ps.1,574.4 million from Ps.1,344.4 million in 4Q16, reflecting higher operating leverage. EBITDA Margin expanded to 56.0% from 43.7% in 4Q16.

During 4Q17, ASUR recognized Ps.636.8 million in “Construction Revenues,” a year-on-year decline of 45.3%, due to lower capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, increased 206 bps to 72.3%.

ASUR 4Q17 Page 10 of 25

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of December 31, 2017 totaled Ps.5,579.09 million, with an average tariff per workload unit of Ps.171.94 (pesos of December 2016). ASUR’s regulated revenues for FY17 accounted for approximately 61.79% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, consolidated results as presented above reflect line by line consolidation of Aerostar results starting in June 1, 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

The following discussion compares the stand-alone results of Aerostar for the three-month period ended December 31, 2017 (in which Aerostar was consolidated with ASUR) against the three-month period ended December 31, 2016 (in which Aerostar was not consolidated with ASUR and instead was accounted for by the equity method). ASUR is not presenting results for the twelve-month periods ended December 31, 2017 and 2016 as the Company did not consolidate Aerostar during the totality of this period.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger

(in thousands of Mexican pesos)
	Fourth Quarter		% Var
	2016	2017
	Not Consolidated	Consolidated
Total Passenger	2,109	1,542	(26.9)

Total Revenues	599,748	576,141	(3.9)
Aeronautical Services	393,689	373,238	(5.2)
Non-Aeronautical Services	206,058	202,903	(1.5)
- Commercial Revenues	203,535	200,494	(1.5)
Total Commercial Revenues	203,535	200,494	(1.5)
Commercial Revenues from Direct Operations	44,499	38,263	(14.0)
Commercial Revenues Excluding Direct Operations	159,036	162,231	2.0
Total Commercial Revenues per Passenger	96.49	130.0	34.7
Commercial Revenues from Direct Operations per Passenger [1]	21.1	24.8	17.6
Commercial Revenues Excl. Direct Operations per Passenger	75.4	105.2	39.5

1Represents ASUR’s operation of convenience stores in LMM Airport.

Note: Figures in pesos at an average exchange rate of Ps.18.9795

Puerto Rico Revenues

Total Puerto Rico Revenues for 4Q17 fell 3.9% YoY to Ps.576.1 million, mainly reflecting the impact of Hurricane Maria which hit Puerto Rico in September 2017 and resulted in the following declines:

•	1.5% in revenues from non-aeronautical services, principally reflecting the 1.5% decline in commercial revenues; and
•	5.2% in revenues from aeronautical services reflecting a decline in aeronautical operations as a result of Hurricane Maria.

Commercial Revenues per Passenger rose to Ps.130.0 from Ps.96.5 in 4Q16.

Two commercial spaces were opened at LMM Airport in 4Q17, with eight new commercial spaces opened during FY17 as shown on Table 15. More details of these openings can be found on page 21 of this report.

ASUR 4Q17 Page 11 of 25

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations and parking lot fees.

Table 14: San Juan Airport Commercial Revenue Performance		Table 15: San Juan Airport Summary Retail and Other Commercial Space Opened since December 31, 2016
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	4Q17
Parking Lot Fees	10.2%	Retail	1
Car Rental Revenues	7.4%	Food & Beverage	2
Food and Beverage Operations	6.7%	Car Rental	1
Other Revenue	(2.3%)	Other Revenue	4
Duty Free	(8.5%)	Total Commercial Spaces	8
Retail Operations	(15.2%)
Advertising Revenues	(41.6%)
Ground Transportation	(55.8%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	(1.5%)

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs and Expenses

(in thousands of Mexican pesos)
	Fourth Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Cost of Services	304,641	293,304	(3.7)
Concession Fees	2,604	2,662	2.2
Depreciation and Amortization	115,548	310,812	169.0
Total Operating Costs & Expenses	422,793	606,778	43.5

Note: Figures in pesos at an average exchange rate of Ps.18.9795

Total Operating Costs and Expenses at LMM Airport in 4Q17 increased 43.5% YoY to Ps.606.8 million.

Cost of Services declined 3.7% YoY, driven by lower energy, professional fees, insurance, maintenance, lower water consumption as well as income from water services which started to be charged to concessionaires. Concession Fees, which include fees paid to the Puerto Rican government, rose 2.2%.

Depreciation and Amortization increased 169.0%, mainly impacted by the US$10.4 million impairment in long-term assets caused by the damage from Hurricane Maria.

In accordance with the application of IFRIC 12, Aerostar recognizes on a monthly basis the provision for maintenance of those concession assets that will be replaced before the end of the concession. The monthly amount is Ps.6.2 million.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain

(in thousands of Mexican pesos)
	Fourth Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Interest Income	15	10	(33.3)
Interest Expense	(149,013)	(130,484)	(12.4)
Total	(148,998)	(130,474)	(12.4)

Note: Figures in pesos at an average exchange rate of Ps.18.9795

During 4Q17, LMM Airport reported a Ps.130.5 million Comprehensive Financing Loss, compared with a Ps.149.0 million loss in 4Q16.

On February 22, 2013, and as part of the financing of the Concession Agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of

ASUR 4Q17 Page 12 of 25

LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of December 31, 2017, the remaining balance is US$61.1 million.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of December 31, 2017, had not been utilized.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: San Juan Airport Operating Profit & EBITDA (in thousands of Mexican pesos)
	Fourth Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Total Revenue	599,747	576,141	(3.9)
Operating Profit	176,954	(30,637)	n/a
Operating Margin	29.5%	(5.3%)	n.m.
Net Income	14,165	(173,814)	n.m.
EBITDA	292,503	307,631	5.2
EBITDA Margin	48.8%	53.4%	462 bps

Note: Figures in pesos at an average exchange rate of Ps.18.9795

In 4Q17, Puerto Rico operations reported an Operating Loss of Ps.30.6 million, with Operating Margin down to negative 5.3% from 29.5% in 4Q16, principally reflecting the 169% increase in depreciation and amortization from the damages resulting from Hurricane Maria as explained above.

EBITDA rose 5.2% to Ps.307.6 million from Ps.292.5 million in 4Q16 despite the decline in passenger traffic, principally reflecting cost savings during the period. EBITDA Margin rose 462 bps to 53.4% in 4Q17.

Puerto Rico Capital Expenditures

During 4Q17, Aerostar invested Ps.89.3 million to modernize LMM Airport, mainly for the construction of the Federal Inspection Station and in equipment for LMM’s operations. This compares with investments of Ps.53.2 million in 4Q16.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Port Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year will increase in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Impact from Hurricane Maria

On September 20, 2017, Hurricane Maria, a category 4 hurricane, made landfall on Puerto Rico. Operations at LMM Airport were suspended on September 19 and resumed on a limited basis on September 21, 2017. As of December 31, 2017, LMM Airport has regained its capacity for normal management of airport operations. Damages to airport infrastructure are being evaluated by Management and its insurance company and a

ASUR 4Q17 Page 13 of 25

reasonable estimate is not yet available. Aerostar is insured for infrastructure damage as well as loss of direct income due to such damage. The insurance contract establishes a maximum deductible of US$ 10.0 million.

Review of Colombia Operations

On October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia. Therefore, ASUR began to consolidate Airplan’s results on a line by line basis as of that date.

The following discussion compares Airplan's independent results for the period starting October 19 and ended December 31, 2017 (in which Airplan was consolidated with ASUR) against the three-month period starting October 19, 2016 and ended December 31, 2016 (in which Airplan was not consolidated with ASUR).

As a result of the acquisition of Airplan, ASUR reported goodwill of Ps.2,120.1 million in 4Q17. In line with IFRS 3, there is a one-year term to determine the final purchase price of this acquisition and consequently, the amount of this goodwill could change.

Table 19 : Colombia Revenues & Commercial Revenues Per Passenger

(in thousands of Mexican pesos)
	Fourth Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Total Passenger	2,175	1,931	(11.2)

Total Revenues	859,383	482,058	(43.9)
Aeronautical Services	232,661	225,693	(3.0)
Non-Aeronautical Services	80,514	69,071	(14.2)
- Commercial Revenues	77,649	68,243	(12.1)
Construction Revenues	546,208	187,294	(65.7)
Total Revenues Excluding Construction Revenues	313,175	294,764	(5.9)
Total Commercial Revenues	77,649	68,243	(12.1)
Total Commercial Revenues per Passenger	35.7	35.3	(1.0)

Note: For purposes of this table, approximately 5.2 and 24.9 thousand transit and general aviation passengers are included in 4Q16 and 4Q17.

Figures in pesos at an average exchange rate of Ps.145.3521

Colombia Revenues

Total Colombia Revenues for 4Q17 fell 43.9% YoY to Ps.482.1 million, mainly reflecting the impact of a local pilot strike at a leading carrier which resulted in the following declines:

•	3.0% in revenues from aeronautical services as a result of the 13.0% YoY decline in passenger traffic;
•	14.2% in revenues from non-aeronautical services, principally reflecting the 12.1% decline in commercial revenues, and
•	65.7% in revenues from construction services resulting from lower committed investments.

Commercial Revenues per Passenger declined 1.0%, principally as a result of the the closure of the Duty Free store during the quarter due to contract expiration.

As shown on Table 21, during FY17, 27 new commercial spaces were opened at Airplan’s airports. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations and parking lot fees.

ASUR 4Q17 Page 14 of 25

Table 20: Colombia Commercial Revenues		Table 21: Colombia, Retail and Other Commercial Space Opened Since December 31, 2016
Business Line	YoY Chg.	Type of Commercial Space [1]	# of spaces opened
	4Q17
Teleservices	71.3%	Retail	3
Car Rental Revenues	44.3%	Food & Beverage	11
Food and Beverage Operations	28.4%	Other Revenue	13
Retail Operations	1.7%	Total Commercial Spaces	27
Banking and Currency Exchange Services	0.0%
Parking Lot Fees	(4.4%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Advertising Revenues	(7.0%)
Other Revenue	(14.0%)
Ground Transportation	(95.6%)
Duty Free	(100.0%)
Total Commercial Revenues	(12.1%)

Colombia Costs and Expenses

Table 22: Colombia Operating Costs and Expenses

(in thousands of Mexican pesos)
	Fourth Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Cost of Services	125,459	128,018	2.0
Technical Assistance	459	633	37.9
Concession Fees	59,713	56,005	(6.2)
Depreciation and Amortization	4,849	54,992	1,034.2
Operating Costs and Expenses Excluding Construction Costs	190,480	239,648	25.8
Construction Costs	346,482	241,628	(30.3)
Total Operating Costs & Expenses	536,962	481,276	(10.4)

Note: Figures in pesos at an average exchange rate of Ps.145.3521

Total Operating Costs and Expenses at Airplan’s airports declined 10.4% YoY in 4Q17 to Ps.481.3 million.

Cost of Services rose 2.0% YoY, mainly driven by higher maintenance and security expenses resulting from the terminal expansions at the Montería, Quibdó and Rionegro airports.

Construction Costs declined 30.3% YoY to Ps.241.6 million, reflecting lower investments in concessioned assets during the period.

Concession Fees, which include fees paid to the Colombian government, declined 6.2%, mainly reflecting lower regulated and non-regulated revenues during the period.

Depreciation and Amortization increased 1,034.2%, mainly impacted by the decline of the discount rate from 10.46% in June 2016 to 9.71% in December 2016, which impacted the value of the accumulated amortization for 2016, determined from the comparison of current construction revenues against the total expected revenue from the concession contract.

In accordance with the application of IFRIC 12, Aerostar recognizes on a monthly basis the provision for maintenance of those concession assets that will be replaced before the end of the concession. The monthly amount is Ps.5.6 million.

ASUR 4Q17 Page 15 of 25

Colombia Comprehensive Financing Gain /(Loss)

Table 23: Colombia Comprehensive Financing Gain / (Loss)

(in thousands of Mexican pesos)
	Fourth Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Interest Income	2,436	643	(73.6)
Interest Expense	(56,311)	(33,110)	(41.2)
Foreign Exchange Gain (Loss), Net	(900)	(51)	(94.3)
Total	(54,775)	(32,518)	(40.6)

Note: Figures in pesos at an average exchange rate of Ps.145.3521

During 4Q17, Airplan reported a Ps.32.5 million Comprehensive Financing Loss, compared with a Ps.54.8 million loss in 4Q16.

On June 1, 2015, Airplan entered into a Ps.2,897 million 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period. Airplan also has a Ps.131.6 million one-year Treasury Loan from two banks.

Colombia Operating Profit and EBITDA

Table 24: Colombia Operating Profit & EBITDA (in thousands of Mexican pesos)
	Fourth Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Total Revenue	859,383	482,058	(43.9)
Total Revenues Excluding Construction Revenues	313,175	294,764	(5.9)
Operating Profit	322,421	782	(99.8)
Operating Margin	37.5%	0.2%	(3736 bps)
Adjusted Operating Margin [1]	103.0%	0.3%	(10269 bps)
Net Income	202,363	(41,950)	n.m.
EBITDA	327,270	55,774	(83.0)
EBITDA Margin	38.1%	11.6%	(2651 bps)
Adjusted EBITDA Margin [2]	40.7%	37.4%	(337 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues less construction services revenues.

Note: Figures in pesos at an average exchange rate of Ps.145.3521

As a result of the above, Operating Profit in 4Q17 declined 99.8% to Ps.0.8 million, with Operating Margin down to 0.2% from 37.5% in 4Q16. Adjusted Operating Margin, which excludes the impact of IFRIC12 with respect to construction or improvements to concessioned assets, declined to 0.3% in 4T17 from 103.0% in 4T16 reflecting the lower revenues and higher depreciation costs as explained above.

EBITDA declined by Ps.271.5 million mainly reflecting a Ps.199.7 gain from construction services in 2016 compared with a Ps.54.3 million loss in 2017, while revenues, costs and expenses did not present significant variations YoY. EBITDA Margin declined to 11.6% in 4Q17, from 38.1% in 4Q16. Adjusted EBITDA Margin, which excludes the impact of IFRIC12 with respect to construction or improvements to concessioned assets, declined 337 bs to 37.4%

Colombia Capital Expenditures

During 4Q17, Airplan invested Ps.211.9 million to modernize its airports, including: i) the expansion of the passenger terminal, construction of a service center and a hotel at Quibdó airport; and ii) the expansion of the domestic and international passenger terminal, the expansion of the international platform and progress in the construction of the cargo terminal at Rionegro airport. During 4Q16, Airplan made capital investments for Ps.346.5 million.

ASUR 4Q17 Page 16 of 25

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include to establish and collect fees, tariffs and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses or any other type of income or property.” As a result, Resolution #04530 issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt de Carapa and Las Brujas of Corozal. This resolution also established the methodology to update and mechanisms to collect such fees, tariffs and rights.

Airplan's regulated revenues amount to Ps.1,166.8 million as of December 31, 2017.

On January 15 of each year, the concessionaire proceeds to update the fees and tariffs in connection with the concession, which are then submitted for revision to the Special Administrative Unit of Civil Aeronautics, and which, after approval, are subsequently charged to the users of the concessioned airports.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represent the actual costs incurred by ASUR in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar and 7.58% in Airplan that is owned by other shareholders. Other than Aerostar and Airplan, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues for Mexico and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. In Mexico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 4Q17 Page 17 of 25

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellín international airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 4Q17 Page 18 of 25

Passenger Traffic Breakdown by Airport

		Fourth Quarter		% Chg	Twelve- Months		% Chg
		2016	2017		2016	2017
Mexico Passenger Traffic [1]
Domestic Traffic		3,452,086	3,668,922	6.3	12,957,652	14,310,728	10.4
CUN	Cancun	1,796,241	1,968,462	9.6	6,844,158	7,808,368	14.1
CZM	Cozumel	36,324	38,187	5.1	140,966	136,851	(2.9)
HUX	Huatulco	144,389	158,792	10.0	545,157	640,207	17.4
MID	Merida	500,996	529,886	5.8	1,781,053	1,947,095	9.3
MTT	Minatitlan	53,340	43,947	(17.6)	221,964	194,440	(12.4)
OAX	Oaxaca	183,349	217,643	18.7	687,456	784,765	14.2
TAP	Tapachula	84,432	72,207	(14.5)	296,816	278,118	(6.3)
VER	Veracruz	322,152	336,706	4.5	1,242,663	1,299,989	4.6
VSA	Villahermosa	330,863	303,092	(8.4)	1,197,419	1,220,895	2.0
International Traffic		3,629,299	3,853,128	6.2	15,449,399	16,741,841	8.4
CUN	Cancun	3,438,146	3,636,941	5.8	14,571,637	15,793,141	8.4
CZM	Cozumel	76,039	75,956	(0.1)	397,126	404,747	1.9
HUX	Huatulco	27,315	33,547	22.8	117,623	136,425	16.0
MID	Mérida	41,229	54,739	32.8	163,729	201,389	23.0
MTT	Minatitlan	1,881	1,512	(19.6)	11,278	6,779	(39.9)
OAX	Oaxaca	15,184	21,300	40.3	59,454	77,521	30.4
TAP	Tapachula	3,447	3,650	5.9	11,972	14,474	20.9
VER	Veracruz	16,225	15,849	(2.3)	73,204	67,983	(7.1)
VSA	Villahermosa	9,833	9,634	(2.0)	43,376	39,382	(9.2)
Total Traffic México		7,081,385	7,522,050	6.2	28,407,051	31,052,569	9.3
CUN	Cancun	5,234,387	5,605,403	7.1	21,415,795	23,601,509	10.2
CZM	Cozumel	112,363	114,143	1.6	538,092	541,598	0.7
HUX	Huatulco	171,704	192,339	12.0	662,780	776,632	17.2
MID	Merida	542,225	584,625	7.8	1,944,782	2,148,484	10.5
MTT	Minatitlan	55,221	45,459	(17.7)	233,242	201,219	(13.7)
OAX	Oaxaca	198,533	238,943	20.4	746,910	862,286	15.4
TAP	Tapachula	87,879	75,857	(13.7)	308,788	292,592	(5.2)
VER	Veracruz	338,377	352,555	4.2	1,315,867	1,367,972	4.0
VSA	Villahermosa	340,696	312,726	(8.2)	1,240,795	1,260,277	1.6
US Passenger Traffic, San Juan Airport (LMM)
SJU Total [1]		2,109,394	1,542,093	(26.9)	9,032,627	8,407,404	(6.9)
Domestic Traffic		1,837,932	1,383,363	(24.7)	7,900,148	7,389,095	(6.5)
International Traffic		271,462	158,730	(41.5)	1,132,479	1,018,309	(10.1)
Colombia Passenger Traffic
Domestic Traffic		2,333,277	1,946,733	(16.6)	8,793,417	8,660,472	(1.5)
MDE	Medellín (Rionegro)	1,605,071	1,293,805	(19.4)	6,132,225	6,038,983	(1.5)
EOH	Medellín	294,368	280,213	(4.8)	1,033,642	1,033,507	(0.0)
MTR	Montería	254,746	210,280	(17.5)	963,005	942,943	(2.1)
APO	Carepa	57,420	48,848	(14.9)	208,411	202,221	(3.0)
UIB	Quibdó	99,513	90,354	(9.2)	384,715	361,157	(6.1)
CZU	Corozal	22,159	23,233	4.8	71,419	81,661	14.3
International Traffic		335,272	374,344	11.7	1,347,112	1,390,657	3.2
MDE	Medellín (Rionegro)	374,344	11.7	5.8	1,347,112	1,390,657	3.2
EOH	Medellín
MTR	Montería
APO	Carepa
UIB	Quibdó
CZU	Corozal
Total Traffic Colombia		2,668,549	2,321,077	(13.0)	10,140,529	10,051,129	(0.9)
MDE	Medellín (Rionegro)	1,940,343	1,668,149	(14.0)	7,479,337	7,429,640	(0.7)
EOH	Medellín	294,368	280,213	(4.8)	1,033,642	1,033,507	(0.0)
MTR	Montería	254,746	210,280	(17.5)	963,005	942,943	(2.1)
APO	Carepa	57,420	48,848	(14.9)	208,411	202,221	(3.0)
UIB	Quibdó	99,513	90,354	(9.2)	384,715	361,157	(6.1)
CZU	Corozal	22,159	23,233	4.8	71,419	81,661	14.3

1 On May 26, 2017, ASUR increased its ownership stake in LMM Airport from 50% to 60%. While ASUR only began fully consolidating line by line Aerostar’s operations starting June 1, 2017, for comparison purposes, this table includes traffic figures for LMM Airport for 4Q16 and BR> 4Q17 as well as 12M16 and 12M17.

2 On October 19, 2017, ASUR acquired Airplan in Colombia and began to consolidate its operations line by line.
Note: Passenger figures for Mexico exclude transit and general aviation passengers, and SJU include transit passengers and general aviation passengers.

ASUR 4Q17 Page 19 of 25

ASUR Retail and Other Commercial Space Opened since December 31, 2016 1
Business Name	Type	Opening Date
MEXICO
Cancun
Ay Guey	Retail	March 2017
Cuadra	Retail	April 2017
Abito	Retail	November 2017
Ace	Car Rental	November 2017
Ado	Transportation	November 2017
Adoro Mexico	Retail	December 2017
Airport Cab	Transportation	November 2017
Alamo	Car Rental	November 2017
Artesanias	Retail	November 2017
Avis	Car Rental	November 2017
Ay Guey	Retail	November 2017
Bijoux Terner	Retail	November 2017
Bodega	Food and Beverage	November 2017
Body Shop	Retail	November 2017
Budget	Car Rental	December 2017
Cocina Mera	Food and Beverage	November 2017
Duty Free	Duty free	November 2017
Duty Paid	Retail	November 2017
Enterprise	Car Rental	November 2017
Europcar	Car Rental	November 2017
Fire Fly	Car Rental	November 2017
Food Court - Área De Sentado	Food and Beverage	November 2017
Food Court - Guacamole Ándale	Food and Beverage	November 2017
Food Court - Guys Burguer	Food and Beverage	November 2017
Food Court - Hacienda Montejo	Food and Beverage	November 2017
Food Court - Johnny Rockets	Food and Beverage	November 2017
Food Court - Wolfgang Puck	Food and Beverage	November 2017
Food Court -Panda	Food and Beverage	December 2017
Fox	Car Rental	November 2017
Gold Elements	Retail	November 2017
Guacamole Grill	Food and Beverage	November 2017
Harley Davidson	Retail	November 2017
Heineken Bar	Food and Beverage	November 2017
Hertz	Car Rental	November 2017
Hot Dogs All Dressed	Retail	November 2017
Kipling	Retail	November 2017
Margarita Ville	Food and Beverage	November 2017
Mayfer	Retail	November 2017
Mex	Car Rental	November 2017
National	Car Rental	November 2017
Panama Jack	Retail	November 2017
Pineda Covalin	Retail	November 2017
Porthia	Retail	November 2017
Prisonart	Retail	November 2017
Roger Boots	Retail	November 2017
Samsonite	Retail	November 2017
Scappino	Retail	November 2017
Secure Wrap	Other Revenue	November 2017
Snack Bar Coconut	Food and Beverage	November 2017
Star Island Café	Food and Beverage	November 2017
Starbucks	Food and Beverage	November 2017
Sunglass Hut	Retail	November 2017
Super Shuttle	Transportation	November 2017
Sushi Tequila	Food and Beverage	November 2017
Tawa	Retail	November 2017
Tere Cazola	Retail	November 2017
Tienda De Conveniencia	Retail	November 2017
Trhifty / Dollar	Car Rental	November 2017
Tumi	Retail	November 2017
Turist	Other Revenue	November 2017
Turist (Oficina)	Other Revenue	November 2017
U-Save	Car Rental	November 2017
Watch My Watch	Retail	November 2017
Xelbor Cab	Transportation	November 2017
Oaxaca
NLG Services	VIP Lounge	February 2017

ASUR 4Q17 Page 20 of 25

Business Name	Type	Opening Date
Mexico (cont.)
Huatulco
Global lounge op mex	VIP Lounge	April 2017
Centro Cambiario Fresan	Currency Exchange	November 2017
SAN JUAN, PUERTO RICO
El Market Jewerly - Terminal B	Retail	January 2017
Gustos Café Public Area - Terminal B	Food and Beverage	June 2017
Popeye's Food Court - Terminal C	Food and Beverage	July 2017
Jet Set Salon - Terminal B	Other Revenue	July 2017
Doggies Boutique - Terminal C	Other Revenue	September 2017
Europcar	Car Rental	September 2017
HR Insurance	Other Revenue	December 2017
Ready Credit (2 new units)	Other Revenue	December 2017
COLOMBIA
Selvazul Airline S.A.S	Other Revenue	January 2017
Fly Colombia City Tour S.A.S	Other Revenue	January 2017
Estivo S.A.S	Retail	February 2017
Gonzalez Cañavera Andrea Susana	Food and Beverage	February 2017
Katherine Mosquera Palacios	Food and Beverage	February 2017
Jesus David Castrillon Ayala	Food and Beverage	February 2017
Aerocharter Andina S.A.S	Other Revenue	March 2017
Ruben Dario Lopez Monterrosa	Food and Beverage	March 2017
Fondo De Valorizacion Del Municipio De Medellin	Other Revenue	March 2017
Elizabeth Cabrera Mayoral	Other Revenue	April 2017
Distribuidora Doña Elena S.A.	Food and Beverage	April 2017
Sr Travel Colombia S.A.S	Other Revenue	April 2017
Diana Carolina Perea Anaya	Other Revenue	June 2017
Transaereo S.A.S	Other Revenue	July 2017
Doris Gil Asprilla Abadia	Food and Beverage	July 2017
Heli Jet S.A.S	Other Revenue	September 2017
Energizar S.A	Other Revenue	September 2017
Monica Maria Bedoya Echeverry	Food and Beverage	October 2017
Pivo S.A.S.	Food and Beverage	October 2017
Pivo S.A.S.	Food and Beverage	October 2017
Rapipharma Sas	Retail	October 2017
Ingenieria De Servicos B.C Ltda	Food and Beverage	November 2017
Industria De Restaurantes Casuales S.A.S	Retail	November 2017
Central Charter De Colombia	Other Revenue	November 2017
Turismo Del Morrosquillo Ltda	Other Revenue	November 2017
Biviana Maria Duque Rico	Food and Beverage	November 2017
Agencia De Viajes Y Turismo Aviatur S.A	Other Revenue	December 2017

[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 4Q17 Page 21 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	4Q 2016	4Q 2016 Per Workload Unit	4Q 2017	4Q 2017 Per Workload Unit	YoY % Chg	YoY % Chg Per Workload Unit
Mexico						
Cancun [1]						
Aeronautical Revenues	816,629	153.6	945,484	166.0	15.8	8.1
Non-Aeronautical Revenues	702,080	132.0	803,322	141.0	14.4	6.8
Construction Services Revenues	1,111,701	209.1	580,625	101.9	(47.8)	(51.3)
Total Revenues	**2,630,410**	**494.7**	**2,329,431**	**409.0**	**(11.4)**	**(17.3)**
Operating Profit	864,605	162.6	(3,749,883)	(658.3)	(533.7)	(504.9)
EBITDA	948,623	178.4	1,160,991	203.8	22.4	14.2
Merida						
Aeronautical Revenues	95,799	161.8	108,419	169.9	13.2	5.0
Non-Aeronautical Revenues	22,344	37.7	24,532	38.5	9.8	2.1
Construction Services Revenues	10,463	17.7	8,969	14.1	(14.3)	(20.3)
Other [2]	14	-	15	-	7.1	n/a
Total Revenues	**128,620**	**217.3**	**141,935**	**222.5**	**10.4**	**2.4**
Operating Profit	34,054	57.5	67,723	106.1	98.9	84.5
EBITDA	44,055	74.4	79,390	124.4	80.2	67.2
Villahermosa						
Aeronautical Revenues	51,330	145.8	49,254	152.0	(4.0)	4.3
Non-Aeronautical Revenues	16,080	45.7	15,002	46.3	(6.7)	1.3
Construction Services Revenues	13,190	37.5	6,036	18.6	(54.2)	(50.4)
Other [2]	16	-	19	0.1	18.8	n/a
Total Revenues	**80,616**	**229.0**	**70,311**	**217.0**	**(12.8)**	**(5.2)**
Operating Profit	31,466	89.4	28,334	87.5	(10.0)	(2.1)
EBITDA	38,740	110.1	35,824	110.6	(7.5)	0.5
Other Airports [3]						
Aeronautical Revenues	175,362	178.2	194,411	186.4	10.9	4.6
Non-Aeronautical Revenues	33,442	34.0	36,273	34.8	8.5	2.4
Construction Services Revenues	28,170	28.6	41,218	39.5	46.3	38.1
Other [2]	38	-	39	-	2.6	n/a
Total Revenues	**237,012**	**240.9**	**271,941**	**260.7**	**14.7**	**8.2**
Operating Profit	79,540	80.8	92,223	88.4	15.9	9.4
EBITDA	113,730	115.6	126,981	121.7	11.7	5.3
Holding & Service Companies [4]						
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	424,880	n/a	417,189	n/a	(1.8)	n/a
Total Revenues	**424,880**	**n/a**	**417,189**	**n/a**	**(1.8)**	**n/a**
Operating Profit	194,703	n/a	167,011	n/a	(14.2)	n/a
EBITDA	199,223	n/a	171,179	n/a	(14.1)	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(424,948)	n/a	(417,262)	n/a	(1.8)	n/a
Total Mexico						
Aeronautical Revenues	1,139,120	157.2	1,297,568	168.5	13.9	7.2
Non-Aeronautical Revenues	773,946	106.8	879,129	114.2	13.6	6.9
Construction Services Revenues	1,163,524	160.6	636,848	82.7	(45.3)	(48.5)
Total Revenues	**3,076,590**	**424.7**	**2,813,545**	**365.3**	**(8.5)**	**(14.0)**
Operating Profit	1,204,368	166.2	(3,394,592)	(440.8)	(381.9)	(365.2)
EBITDA	1,344,371	185.6	1,574,365	204.4	17.1	10.1
San Juan Puerto Rico, US [5]						
Aeronautical Revenues	-	-	373,238	420.0	n/a	n/a
Non-Aeronautical Revenues	-	-	202,903	228.3	n/a	n/a
Construction Services Revenues	-	-	-	-	n/a	n/a
Total Revenues	**-**	**-**	**576,141**	**648.4**	**n/a**	**n/a**
Operating Profit	-	-	(30,637)	(34.5)	n/a	n/a
EBITDA	-	-	307,631	346.2	n/a	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment		n/a	-	n/a	n/a	n/a
Colombia [6]						
Aeronautical Revenues	-	-	225,693	254.0	n/a	n/a
Non-Aeronautical Revenues	-	-	69,071	77.7	n/a	n/a
Construction Services Revenues	-	-	187,294	210.8	n/a	n/a
Total Revenues	**-**	**-**	**482,058**	**542.5**	**n/a**	**n/a**
Operating Profit	-	-	782	0.9	n/a	n/a
EBITDA	-	-	55,774	62.8	n/a	n/a
Consolidation Adjustment Colombia						
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR						
Aeronautical Revenues	1,139,120	157.2	1,896,499	220.8	66.5	40.5
Non-Aeronautical Revenues	773,946	106.8	1,151,103	134.0	48.7	25.5
Construction Services Revenues	1,163,524	160.6	824,142	95.9	(29.2)	(40.3)
Total Revenues	**3,076,590**	**424.7**	**3,871,744**	**450.7**	**25.8**	**6.1**
Operating Profit	1,204,368	166.2	(3,424,447)	(398.7)	(384.3)	(339.9)
EBITDA	1,344,371	185.6	1,937,770	225.6	44.1	21.6

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operations of San Juan Airport, Puerto Rico, US
[6] Reflects the results of operations of Airplan, Colombia

ASUR 4Q17 Page 22 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Income from January 1 to December 31, 2017 and 2016
Thousands of mexican pesos

Item	12M 2016	12M 2017	% Chg	4Q 2016	4Q 2017	% Chg
Revenues						
Aeronautical Services	4,532,194	6,484,219	43.1	1,139,120	1,896,499	66.5
Non-Aeronautical Services	3,104,343	4,261,383	37.3	773,946	1,151,103	48.7
Construction Services	2,116,954	1,768,291	(16.5)	1,163,524	824,142	(29.2)
Total Revenues	**9,753,491**	**12,513,893**	**28.3**	**3,076,590**	**3,871,744**	**25.8**
Operating Expenses						
Cost of Services	1,336,386	2,309,625	72.8	365,310	801,152	119.3
Cost of Construction	2,116,954	1,822,625	(13.9)	1,163,524	878,475	(24.5)
General and Administrative Expenses	204,842	204,418	(0.2)	50,722	45,892	(9.5)
Technical Assistance	288,111	346,487	20.3	70,793	83,404	17.8
Concession Fee	344,939	468,695	35.9	86,241	156,500	81.5
Depreciation and Amortization	529,660	5,885,210	1,011.1	135,632	5,330,768	3,830.3
Total Operating Expenses	**4,820,892**	**11,037,060**	**128.9**	**1,872,222**	**7,296,191**	**289.7**
Operating Income	**4,932,599**	**1,476,833**	**(70.1)**	**1,204,368**	**(3,424,447)**	**(384.3)**
Comprehensive Financing Cost	**(45,469)**	**(231,834)**	**409.9**	**(1,370)**	**(127,427)**	**9,201.2**
Income From Results of Joint Venture Accounted by the Equity Method	**144,248**	**112,345**	**(22.1)**	**7,089**	**-**	**(100.0)**
Net Profit per Business Combinations	**-**	**7,029,200**	**-**	**-**	**7,029,200**	**-**
Income Before Income Taxes	**5,031,378**	**8,386,544**	**66.7**	**1,210,087**	**3,477,326**	**187.4**
Provision for Income Tax	1,502,976	1,928,197	28.3	357,240	474,047	32.7
Provision for Asset Tax	932	932	-	233	233	-
Deferred Income Taxes	(101,792)	(292,750)	187.6	(64,892)	(110,801)	70.7
Net Income for the Year	**3,629,262**	**6,750,165**	**86.0**	**917,506**	**3,113,847**	**239.4**
Majority Net Income	**3,629,262**	**5,834,484**	**60.8**	**917,506**	**2,262,511**	**146.6**
Non- Controlling Interests	**-**	**915,681**	**-**	**-**	**851,336**	**-**
Earning per Share	12.0975	19.4483	60.8	3.0584	7.5417	146.6
Earning per American Depositary Share (in U.S. Dollars)	6.1525	9.8909	60.8	1.5554	3.8355	146.6

Exchange Rate per Dollar Ps. 19.6629

ASUR 4Q17 Page 23 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balances Sheet as of December 31, 2017 and December 31, 2016
Thousands of mexican pesos

Item	December 2017	December 2016	Variation	%
Assets				
Current Assets				
Cash and Cash Equivalents	4,461,044	3,497,635	963,409	27.5
Accounts Receivable, net	685,502	464,872	220,630	47.5
Recoverable Taxes and Other Current Assets	420,028	270,511	149,517	55.3
Total Current Assets	**5,566,574**	**4,233,018**	**1,333,556**	**31.5**
Non Current Assets				
Machinery, Furniture and Equipment, net	473,238	323,099	150,139	46.5
Airports Concessions, net	46,518,909	20,284,126	26,234,783	129.3
Accounts Receivable from Joint Venture	-	1,886,546	(1,886,546)	(100.0)
Investment in Joint Venture Accounted by the Equity Method	-	2,489,302	(2,489,302)	(100.0)
Goodwill	3,007,282	-	3,007,282	-
Total Assets	**55,566,003**	**29,216,091**	**26,349,912**	**90.2**
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade Accounts Payable	428,883	11,401	417,482	3,661.8
Bank Loans	173,471	58,336	115,135	197.4
Accrued Expenses and Others Payables	1,466,007	523,446	942,561	180.1
Total Current Liabilities	**2,068,361**	**593,183**	**1,475,178**	**248.7**
Long Term Liabilities				
Bank Loans	9,708,461	4,402,440	5,306,021	120.5
Long Term Debt	7,489,465	-	7,489,465	-
Deferred Income Taxes	2,752,031	1,456,020	1,296,011	89.0
Employee Benefits	12,664	10,494	2,170	20.7
Total Long Term Liabilities	**19,962,621**	**5,868,954**	**14,093,667**	**240.1**
Total Liabilities	**22,030,982**	**6,462,137**	**15,568,845**	**240.9**
Stockholders' Equity				
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,075,002	893,133	181,869	20.4
Net Income for the Period	6,750,165	3,629,262	3,120,903	86.0
Cumulative Effect of Conversion of Foreign Currency	195,511	893,132	(697,621)	(78.1)
Retained Earnings	11,167,805	9,571,151	1,596,654	16.7
Non- Controlling interests	6,579,262	-	6,579,262	-
Total Stockholders' Equity	**33,535,021**	**22,753,954**	**10,781,067**	**47.4**
Total Liabilities and Stockholders' Equity	**55,566,003**	**29,216,091**	**26,349,912**	**90.2**

Exchange Rate per Dollar Ps. 19.6629

ASUR 4Q17 Page 24 of 25

ASUR 4Q17 Page 25 of 25

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 23, 2018